

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2023

Richard Haderer
Chief Financial Officer and Director
Wolverine Resources Corp.
#55-11020-Williams Road
Richmond, British Columbia, Canada V7A 1X8

      Re: Wolverine Resources Corporation
          Form 10-K for the Fiscal Year Ended May 31, 2022
          Filed September 14, 2022
          File No. 000-53767

Dear Richard Haderer:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                   Sincerely,

                   Division of Corporation Finance
                   Office of Energy & Transportation